Exhibit 15.1

The Supervisory Board of

Deutsche Bank Aktiengesellschaft

We consent to the incorporation by reference in the registration statements on Form F-3 (No. 333-184193) and on Form S-8 (Nos. 333-97257, 333-100246, 333-117705, 333-132673 and 333-168335) of Deutsche Bank Aktiengesellschaft of our reports dated March 18, 2014, with respect to the consolidated balance sheets of Deutsche Bank Aktiengesellschaft and subsidiaries (the “Company”) as of December 31, 2013 and 2012, and the related consolidated statements of income, changes in equity, comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2013 and the effectiveness of internal control over financial reporting as of December 31, 2013, which reports appear in the December 31, 2013 annual report on Form 20-F of Deutsche Bank Aktiengesellschaft.

KPMG AG

Wirtschaftsprüfungsgesellschaft

Frankfurt am Main (Germany)

March 20, 2014